13011128

BB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Petsky (212) 842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman, LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place	Greak Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

OATH OR AFFIRMATION

I, Michael Petsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LE XING LEE
Notary Public - State of New York
NO. 01LE6235689
Qualified in Queens County
My Commission Expires 2/14/15

Signature

Michael Petsky, CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETSKY PRUNIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2012

PETSKY PRUNIER SECURITIES, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
December 31, 2012

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Members and Directors of
Petsky Prunier Securities, LLC

We have audited the accompanying statement of financial condition of Petsky Prunier Securities, LLC (the Company) as of December 31, 2012 and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 22, 2013
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Statement of Financial Condition
December 31, 2012

Assets

Assets:	
Cash and cash equivalents	$ 105,770
Accounts receivable	500,000
Due from member	79,155
Prepaid expenses	16,674
	$ 701,599

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 36,560
Local income taxes payable	35,000
	71,560
Commitments and contingencies (Note 2 and 3)	
Members' Equity	630,039
	$ 701,599

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues	$ 10,516,770
Direct expenses	
Office services (Note 2)	3,981,974
Management fees (Note 2)	600,000
Other operating expenses	1,719,922
	6,301,896
Income from operations	4,214,874
Local income taxes	
Current	184,000
Deferred	(2,400)
	181,600
Net income	$ 4,033,274

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Opening balance, January 1, 2012	$	360,041
Contributions		100,000
Distributions		(3,863,276)
Net income		4,033,274
Balance, December 31, 2012	$	630,039

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows From Operating Activities:	
Net Income	4,033,274
Changes in assets and liabilities:	
Increase in accounts receivable	(500,000)
Increase in due from member	(79,155)
Decrease in prepaid expenses	52,743
Increase in accounts payable	25,603
Net Cash Provided by Operating Activities	3,532,465
Cash Flows from Financing Activities:	
Members' distributions	(3,863,276)
Members' contributions	100,000
Net Cash Used by Financing Activities	(3,763,276)
Net decrease in cash	(230,811)
Cash, beginning of year	336,581
Cash, end of year	$ 105,770

Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Local Income Taxes	$ 20,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed as a broker-dealer on July 15, 2005 under the laws of the State of New York. On September 1, 2012, the former members contributed 100% of their interest to an entity that is now the sole member of the Company. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an investment bank focused on the advertising, marketing and digital media industries. Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2012.

Revenue Recognition

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes as its members are responsible for their proportionate share of taxable income. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership through September 1, 2012, and as a disregarded entity included in its parents tax return subsequent to September 1, 2012. The Company is subject to local New York City income taxes. As of December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for the previous three years and there are presently no ongoing tax examinations.

Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The deferred income tax asset of $3,600, which is included in prepaid expenses, consists of future amortization of organization costs.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued.

Note 2 - Related Party Transactions

The Company has a management fee agreement with an affiliate, who became its sole member September 1, 2012. Under terms of the agreement the Company pays this entity $50,000 per month. Under the terms of the original agreement, which terminated on August 31, 2012, the Company also paid this entity $3,981,974 during 2012 for office and services which were based upon a percentage of income. In addition, the Company reimbursed this entity for bonus payments of $1,515,000 which are included in other operating expenses.

The Company and a related party have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2012, the Company had net capital of $34,210, which was $29,210 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.09 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report
On Supplementary Information
Required By Rule 17a-5 of the
Securities and Exchange Commission

Members and Directors
Petsky Prunier Securities, LLC

We have audited the financial statements of Petsky Prunier Securities, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 22, 2013 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Kamler, Lewis & Noreman LLP

February 22, 2013
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commissions
As of December 31, 2012

Schedule I

Net Capital:		
Total members' equity per statement of financial condition	$	630,039
Deductions - nonallowable assets:		
Other assets		595,829
Total Net Capital (Note 3)	$	34,210
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	71,560
Total Aggregate Indebtedness	$	71,560
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of 71,560)	$	4,771
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital (Note 3)	$	29,210
Ratio of aggregate indebtedness to net capital (Note 3)		2.09

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

The accompanying notes are and integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Schedule II

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

The accompanying notes are an integral part of these financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Members and Directors
Petsky Prunier Securities, LLC

In planning and performing our audit of the financial statements of Petsky Prunier Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5
(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 22, 2013
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17a-5(e)(4)

FOR THE YEAR ENDED

DECEMBER 31, 2012

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Accountants' Report

Members and Directors of Petsky Prunier Securities, LLC
60 Broad Street
New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Petsky Prunier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Petsky Prunier Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC – 7). Petsky Prunier Securities, LLC's management is responsible for the Petsky Prunier Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and related working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 22, 2013
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Schedule of Assessment and Payments
Assessment Reconciliation (Form SIPC-7)
To the Securities Investor Protection Corporation (SIPC)
For the Year Ended December 31, 2012

Assessment $26,292

Payments made to Securities Investor Protection Corporation:

Date	Amount
July 12, 2012	$ 12,046
To be paid	14,246
	$ 26,292

Unaudited – See accompanying agreed upon procedures.